

February 6, 2018

Michael Ringstad
Chief Financial Officer
ZAP
2 West 3rd Street
Santa Rosa, California 95401

  Re: ZAP
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed June 8, 2017
    File No. 001-32534

Dear Mr. Ringstad:

We issued comments to you on the above captioned filing on September 28, 2017. As of the date of this letter, comments number 4 and 5 remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 21, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Dana Brown at 202-551-3859 or me at 202-551-3380 with any other questions.

        Sincerely,

        /s/ Lyn Shenk

        Lyn Shenk
        Branch Chief
        Office of Transportation and Leisure